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Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

December 19, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.
Registration Statement on Form N-2 File Number: 333-274967

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on December 14, 2023 relating to the Company’s Amendment No. 1 to the Registration Statement on Form N-2 filed by the Company with the SEC on November 20, 2023 (such registration statement being referred to herein as the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the response of the Company.

1.	Comment: The Staff asks that the Company acknowledge its awareness of (i) the no-action letter dated October 12, 2005 issued by the SEC to Key Hospitality Acquisition Corporation (the “Key Hospitality No-Action Letter”); (ii) the definitions of “Restricted Period” and of “Completion of participation in a distribution” under Rule 100 of Regulation M (together, the “Rule 100 Definitions”) and (iii) the SEC Division of Trading and Markets Staff Legal Bulletin No. 9 regarding Frequently Asked Questions about Regulation M published on October 27, 1999 and last revised on November 22, 2019 (the “Legal Bulletin”).

Response: The Company acknowledges its awareness of the Key Hospitality No-Action Letter, the Rule 100 Definitions and the Legal Bulletin.

2.

Comment: With respect to the disclosure under the subheading “PSCM Rule 10b5-1 Stock Purchase Program” on page 10 of the Registration Statement, the Staff asks the Company to revise this disclosure to note that open market transactions may only be made beginning 60 days following the end of the “restricted period” under Regulation M.

Response: The Company will revise the disclosure accordingly in the next pre-effective amendment to the Registration Statement.

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December 19, 2023 Page 2

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

/s/ Dechert LLP

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.
Jeffrey D. Fox, Palmer Square Capital BDC Inc. Scott A. Betz, Palmer Square Capital BDC Inc.